Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street

New York, New York 10005

September 27, 2017

SUBMISSION VIA EDGAR

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks SE (f/k/a Blitz 17-655 SE) Amendment No. 2 to Registration Statement on Form F-4 File No. 333-220000

Dear Mr. Spirgel:

 On behalf of our client Spark Networks SE (f/k/a Blitz 17-655 SE) (the “Company” or “New Spark”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated September 25, 2017, with respect to Amendment No. 1 filed with the Commission on September 15, 2017 (“Amendment No. 1”) to the Company’s registration statement on Form F-4 (Registration No. 333-220000), initially filed with the Commission on August 16, 2017 (collectively with Amendment No. 1, the “Registration Statement”).

 This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are emailing a copy of this letter, along with Amendment No. 2 marked to indicate changes from the version filed on September 15, 2017.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages in the filed version of Amendment No. 2.

Material U.S. Federal Income Tax Considerations, page 96

1.	We note your disclosure on page 98 concerning the lack of authority addressing the U.S. tax consequences of certain mechanics of the business combination. We also note the resulting uncertainty you disclose regarding whether the merger will qualify as a non-recognition transaction. Revise counsel’s tax opinion on page 98 and the risk factor disclosure on page 31 to disclose the specific aspects of the transaction that cause the underlying uncertainty.

Response: Amendment No. 2 has been revised in response to the Staff’s comment. Please see pages 31 and 98-99 of the proxy statement/prospectus.

2.	Revise the “Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders” section to reflect counsel’s opinion as to each material tax issue, including whether the merger will qualify as a non-recognition transaction. It is inappropriate for the opinion to be based upon the assumption that the merger will qualify for the non-recognition treatment described on page 98, for which there appears to be some uncertainty.

Response: Amendment No. 2 has been revised in response to the Staff’s comment. Please see the tax opinion (Exhibit 8.1) and pages 98-99 of the proxy statement/prospectus.

Notes to Consolidated Financial Statements

2. First-time adoption of IFRS, page F-12

3.	We note your response to our comment 25. It appears that IFRS 1.23 requires first time IFRS adopters to explain the transition from previous GAAP to IFRS. In order to comply with IFRS 1.23, an entity shall also include certain reconciliations under IFRS 1.24. Please explain to us why the fact that you have not previously presented consolidated financial statements under any previous GAAP is relevant to comply with the requirements of the standard. In that regard, please tell us the type of financial statement that you prepared under previous GAAP and that you used in the IFRS adoption.

 Response: The Company respectfully acknowledges the Staff´s comment and advises the Staff that it is of the view that a reconciliation in accordance with IFRS 1.24 may be omitted. IFRS 1.23 requires an entity to explain how the transition to IFRS affected its reported financial position, financial performance, and cash flows. The reporting entity in this case is the Affinitas group of companies, which includes the parent company, Affinitas GmbH (“Affinitas”), Top 10 Media UG established on September 20, 2013 (“Top 10 Media”), Top 10 Advantage GmbH established on September 20, 2013 (“Top 10 Advantage”, together with Top 10 Media, “Top 10”), and Samadhi SAS acquired on September 30, 2016. Under German GAAP, the Affinitas group of companies was not previously required to consolidate subsidiaries established or acquired in past business combinations (the “Subsidiaries”). The assets and liabilities of the Subsidiaries were adjusted to the IFRS amounts and were consolidated for the first time when the Affinitas group of companies prepared its consolidated financial statements for the purpose of inclusion in the Registration Statement. Accordingly, the Affinitas group of companies has not previously reported its financial position, financial performance, and cash flows as a group on a consolidated basis under German GAAP, and therefore, there are no figures for the same reporting entity to reconcile to from previous GAAP as required by IFRS 1.24. In lieu of the reconciliation, and in order to comply with IFRS 1.23, which requires an entity to explain the transition from previous GAAP to IFRS, the Company has qualitatively described the effects of the transition from German GAAP to IFRS.

In addition, the Company respectfully submits to the Staff that due to the lack of consolidated financial information under German GAAP for the same reporting entity to reconcile to IFRSs from previous GAAP as further described above, any information provided by the Company in response to the Staff’s comment would not be meaningful to users of the financial statements as required by IAS 1.9. Specifically, an investor would not be able to compare the transition effects with any available information since no consolidated financial information of the reporting entity was previously reported. Under German GAAP Affinitas reported only financial statements of the parent company, Affinitas GmbH. Such financial statements disregarded the financial position and financial performance of the Subsidiaries and any consolidation effects. Accordingly, a reconciliation from the Company only financial statements is not required and would not be meaningful to users of the consolidated financial statements.

Further, in response to telephone conversations with the Staff and related comments raised during such conversations, the Company confirms that in preparing its consolidated IFRS financial statements, it did not take advantage of any of the exceptions or exemptions available under IFRS 1 in preparing IFRS consolidated financial statements for the first time. As a result, the Company believes that no disclosure is required pursuant to IFRS 1 or Instruction 3(b) of Item 8 of the Form 20-F.

Amendment No. 2 has been revised in response to the Staff’s comment to indicate that the Affinitas group of companies did not take advantage of any of the exceptions or exemptions available under IFRS 1 in preparing its consolidated IFRS financial statements for the first time. Please see page F-12 of the proxy statement/prospectus.

Signatures, page II-5

4.	Please provide the signatures of each of the officers set forth in Instruction 1 to the signature section of Form F-4 below the signature block that indicates “this registration statement has been signed by the following persons in the capacities and on the dates indicated.”

Response: Amendment No. 2 has been revised in response to the Staff’s comment. Please see page II-5 of Amendment No. 2.

Exhibit 5.1

5.	Please file a revised opinion without counsel’s assumption currently contained in Section 4.5 that the Company’s “operational seat” is in the Federal Republic of Germany. Counsel may not assume readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

Response: Amendment No. 2 has been revised in response to the Staff’s comment. Please see the opinion of Milbank, Tweed, Hadley & McCloy LLP (Exhibit 5.1).

* * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5301 or Scott Golenbock at (212) 530-5181.

Sincerely,

/s/ Brett Nadritch
Brett Nadritch

cc:	Jeronimo Folgueira, Spark Networks SE
Herbert Sablotny, Spark Networks SE
Robert O’Hare, Spark Networks, Inc.
Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP
Murray Indick, Morrison & Foerster LLP
John Rafferty, Morrison & Foerster LLP